Givaudan

SUPPL

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States


07021713

Vernier, 7 March 2007
RG/rmj7005
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

PROCESSED

MAR 14 2007

THOMSON FINANCIAL

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Givaudan SA discloses that MFS of Boston holds 5.01% of voting rights	6 March 2007	H
Abstract from Register of Commerce following registration of capital increase	27 February 2007	A
Invitation to the Annual General Meeting	6 March 2007	F

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

R. Garavagno R. Zellweger

Enclosures mentioned

3/12

Givaudan SA Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-Geneva T. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

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GIVAUDAN SAYS MFS OF BOSTON HOLDS 5.01% OF VOTING RIGHTS — Page 1/1

The attached is an image reproduction of a press release issued by Givaudan SA and received via e-mail. The release was not confirmed by the sender.

Provider ID: 00000545
-0- Mar/06/2007 10:31 GMT

GIVAUDAN SA

Shareholding disclosure

In accordance with the Swiss Stock Exchange Act, Givaudan SA, 5 ch. de la Parfumerie, 1214 Vernier, Switzerland, has been informed by MFS Investment Management, an investment management company located at 500 Boylston Street, Boston MA, O2110 USA, that MFS Investment Management held 362'510 Givaudan SA's registered shares, carrying potentially 5.01% of voting rights.



REGISTRE DU COMMERCE DE GENÈVE

Extrait avec éventuelles radiations

EXTRAIT DU REGISTRE
Report du 27 mai 1993
No réf. 01022/1929
N° féd. CH-660-0028929-4


Canton de Genève
Registre du Commerce

Givaudan SA

inscrite le 05 août 1929
Société anonyme

Réf.	Raison Sociale
1	~~Givaudan Roure (International) SA~~
11	~~Givaudan Roure (International) SA~~
16	Givaudan SA (Givaudan AG) (Givaudan Ltd)

Réf.	Siège
1	Vernier

Réf.	Adresse
1	chemin de la Parfumerie 5

Réf.	Dates des Statuts	Réf.	Dates des Statuts
1	27.02.1992	24	11.04.2003
4	18.05.1994 (nouv. stat.)	27	16.04.2004
11	10.09.1997	31	27.04.2005
16	04.04.2000 (nouv. stat.)	32	07.04.2006
17	09.05.2000 10.05.2000	34	07.04.2006
21	02.05.2002	36	16.02.2007

Réf.	But, Observations
1	<u>But:</u> ~~fabrication et vente de parfums naturels, artificiels, produits chimiques, arômes de fruits, produits pour l'industrie de l'alimentation; toutes recherches scientifiques et techniques relativement à cet objet; prise de toutes marques, brevets, licences, procédés de fabrication et formules, leur mise en valeur et leur exploitation. Participation à toute entreprise commerciale, industrielle, financière ou immobilière en rapport avec son but. Exercice de fonctions de conseil, de coordination et de contrôle à l'égard de sociétés affiliées.~~
1	<u>Administration:</u> un ou plusieurs membres.
4	<u>But:</u> ~~fabrication, distillation et mélange d'essences et produits pour la parfumerie, la cosmétique, la savonnerie, les produits alimentaires, pharmaceutiques et autres produits de consommation, ainsi que pour toutes autres industries intéressées; commerce et exploitation de ces produits; recherche et développement techniques et scientifiques relatifs à ces produits, à leur fabrication et à leur utilisation; prise, mise en valeur et exploitation de toutes marques, brevets, licences, procédés de fabrication et formules.~~
16	<u>But:</u> fabrication et le commerce de matières premières naturelles et synthétiques parfumantes ou aromatisantes, ou de mélanges de telles matières premières, ainsi que tous autres produits s'y rapportant; fourniture de services liés à l'utilisation de ces produits; recherche et développement techniques et scientifiques relatifs à ces produits, à leur fabrication et à leur utilisation, prise de toutes marques, brevets, licences, procédés de fabrication et formules, leur mise en valeur et leur exploitation.

Réf.	Organe de publication
1	FOSC
4	~~Communication aux actionnaires: FOSC ou lettre simple si l'adresse de tous les actionnaires est connue~~
16	Communication aux actionnaires: lettre

Réf.	Capital-actions		
	Nominal	Libéré	Actions
1	~~CHF 6'000'000~~	~~CHF 6'000'000~~	~~6'000 actions de CHF 1'000, au porteur.~~
16	~~CHF 6'000'000~~	~~CHF 6'000'000~~	~~600'000 actions de CHF 10, nominatives~~
17	~~CHF 86'256'270~~	~~CHF 86'256'270~~	~~8'625'627 actions de CHF 10, nominatives~~
21	~~CHF 87'256'270~~	~~CHF 87'256'270~~	~~8'725'627 actions de CHF 10, nominatives~~
24	~~CHF 80'000'000~~	~~CHF 80'000'000~~	~~8'000'000 actions de CHF 10, nominatives~~
27	~~CHF 78'000'000~~	~~CHF 78'000'000~~	~~7'800'000 actions de CHF 10, nominatives~~
31	~~CHF 74'000'000~~	~~CHF 74'000'000~~	~~7'400'000 actions de CHF 10, nominatives~~
34	~~CHF 72'000'000~~	~~CHF 72'000'000~~	~~7'200'000 actions de CHF 10, nominatives~~
36	CHF 72'321'600	CHF 72'321'600	7'232'160 actions de CHF 10, nominatives

	Apports en nature, reprises de biens, avantages particuliers
21	Apport en nature et reprise de biens: selon contrat du 02.05.2002, 50 actions nominatives d'une valeur nominale de CHF 1'000 de la société Food ingredients specialities SA, à Villars-sur-Glâne, pour le prix global de CHF 83'345'000, en contrepartie d'une partie duquel sont remises 100'000 actions de CHF 10, nominatives, une partie du solde à savoir CHF 49'000'000 constituant un agio, l'autre partie du solde à savoir CHF 33'345'000 faisant l'objet de la reprise de biens.

Réf.			Administration, organe de révision et personnes ayant qualité pour signer		
Inscr.	Mod.	Rad.	Nom et Prénoms, Origine, Domicile	Fonctions	Mode Signature
1		6	~~**Barrelet** Charles E., de Boveresse, à Céligny~~	~~adm. président~~	~~signature collective à 2~~
1		m 13	~~**Amic** Jean F., de France, à Paris, F~~	~~adm. délégué directeur général~~	~~signature collective à 2~~
1		5	~~**Froidevaux** Jean-Claude, de Muriaux, à Satigny~~	~~adm. délégué directeur général adjoint~~	~~signature collective à 2~~
1		15	~~**Gerber** Fritz, de Röthenbach im Emmental, à Arlesheim~~	~~adm.~~	~~signature collective à 2~~
1		10	~~**Höchli** Oskar, de Klingnau, à Riehen~~	~~adm.~~	~~signature collective à 2~~
1		m 6	~~**Leuenberger** Andres F., de Melchnau, à Riehen~~	~~adm.~~	~~signature collective à 2~~
1		2	~~**"Price Waterhouse SA"**, succursale à Genève~~	~~réviseur~~	
1		12	~~**Abderhalden** Hans, de Mogelsberg, à Jona~~	~~directeur~~	~~signature collective à 2~~
1		10	~~**Muller** Peter M., de Winterthour, à Therwil~~	~~directeur~~	~~signature collective à 2~~
1		9	~~**Thalmann** Jean-Nicolas, de Fribourg, à Confignon~~	~~directeur~~	~~signature collective à 2~~
1		3	~~**Margot** Charles-André, de Sainte-Croix, à Genève~~	~~directeur adjoint~~	~~signature collective à 2~~
1		m 18	~~**de Rougemont** C. Pascal, de Neuchâtel, à Genève~~	~~sous-directeur~~	~~signature collective à 2~~
1		6	~~**Duffey** Michel, de Hauteville, à Chéserex~~	~~sous-directeur~~	~~signature collective à 2~~
1		10	~~**Gay** Paul Michel, de France, à Gex, F~~	~~sous-directeur~~	~~signature collective à 2~~
1		m 19	~~**Gonckel** Adrien, de France, à Gex, F~~	~~sous-directeur~~	~~signature collective à 2~~
1		3	~~**Gounod** Charles-Emmanuel, de France, à Divonne-les-Bains, F~~	~~sous-directeur~~	~~signature collective à 2~~
1		m 19	~~**Petitpierre** Vincent, de Couvet, à Lausanne~~	~~sous-directeur~~	~~signature collective à 2~~
1		20	~~**Avettand-Fenoel** François, de France, à Genève~~		~~procuration collective à 2~~
1		6	~~**Bozzato** Giuliano, d'Italie, à Gy~~		~~procuration collective à 2~~
1		6	~~**Dowse** David, des USA, à Genève~~		~~procuration collective à 2~~
1		6	~~**Dubuis** Jean-Claude, de Corbeyrier, à Borex~~		~~procuration collective à 2~~
1		6	~~**Oberhänsli** Peter, de Küsnacht, à Genève~~		~~procuration collective à 2~~
1		6	~~**Pittet** Gilbert, d'Ormont-Dessous, à Coppet~~		~~procuration collective à 2~~
1		6	~~**Sager** Willy, de Gränichen, à Genève~~		~~procuration collective à 2~~

Réf.			Administration, organe de révision et personnes ayant qualité pour signer		
	Mod.	Rad.	Nom et Prénoms, Origine, Domicile	Fonctions	Mode Signature
		16	~~**"Revisuisse Price Waterhouse SA"** , succursale de Genève~~	~~réviseur~~	
3		m 6	~~**Andersen** Hans, d'Allemagne, à Hamburg, D~~	~~directeur adjoint~~	~~signature collective à 2~~
5		15	~~**Vock** Othmar, de Zurich, à Itingen~~	~~adm.~~	~~signature collective à 2~~
	6	m 15	~~**Leuenberger** Andres F., de Melchnau, à Riehen~~	~~adm. président~~	~~signature collective à 2~~
	6	12	~~**Andresen** Hans, d'Allemagne, à Hamburg, D~~		~~signature collective à 2~~
6		m 8	~~**Kälin** Rita, de Zurich, à Genève~~		~~procuration collective à 2~~
7		10	~~**De Falcis** Nobile, d'Italie, à Bienne~~		~~procuration collective à 2~~
7		10	~~**Ruether** Franz-Josef, d'Allemagne, à Genève~~		~~procuration collective à 2~~
	8	m 19	~~**Zellweger** Rita, de Zurich, à Genève~~		~~procuration collective à 2~~
10		m 19	~~**Pieren** Laurent, d'Adelboden, à Nyon~~	~~sous-directeur~~	~~signature collective à 2~~
	13	m 18	~~**Amic** Jean F., de France, à Paris, F~~	~~adm. vice-président~~	~~signature collective à 2~~
13		m 19	~~**Garavagno** Roberto, de Genève, à Genève~~		~~procuration collective à 2~~
14		20	~~**Mussche** Marie-Paul, de Belgique, à Genève~~	~~sous-directrice~~	~~signature collective à 2~~
15		29	~~**Meier** Henri B., de Buttisholz, à Bâle~~	~~adm. président~~	~~signature collective à 2~~
15			**Hoffmann** André, de Bâle, à Vaux-sur-Morges	adm.	signature collective à 2
	15	m 18	~~**Leuenberger** Andres F., de Melchnau, à Riehen~~	~~adm.~~	~~signature collective à 2~~
15			**Marthinsen** John, des USA, à Boston, USA	adm.	signature collective à 2
15			**Schierenbeck** Henner, d'Allemagne, à Bâle	adm.	signature collective à 2
15		m 29	~~**Witmer** Jürg, de Langendorf, à Arlesheim~~	~~adm.~~	~~signature collective à 2~~
16			**"PricewaterhouseCoopers SA"** , succursale de Genève	réviseur	
	18		**Leuenberger** Andres F., de Melchnau, à Riehen	adm. vice-président	signature collective à 2
	18	22	~~**Amic** Jean F., de France, à Paris, F~~	~~adm.~~	~~signature collective à 2~~
	18	m 19	~~**de Rougemont** C. Pascal, de Neuchâtel, à Genève~~	~~sec. hors cons. sous-directeur~~	~~signature collective à 2~~
	19		**de Rougemont** C. Pascal, de Neuchâtel, à Genève	sec. hors cons.	signature collective à 2
19			**Bachmeier** Bruce, des USA, à Genève		signature collective à 2
19		22	~~**Büttler** Martin, de Mümliswil-Ramiswil, à Lausen~~		~~signature collective à 2~~
	19		**Garavagno** Roberto, de Genève, à Genève		signature collective à 2
	19		**Gonckel** Adrien, de France, à Gex, F		signature collective à 2
19			**Louis** Vincent, de Gléresse, à Genève		signature collective à 2
	19		**Petitpierre** Vincent, de Couvet, à Lausanne		signature collective à 2
	19	m 35	~~**Pieren** Laurent, d'Adelboden, à Nyon~~		~~signature collective à 2~~
19			**Stalder** Marco, de Marbach, à Zollikon		signature collective à 2
19		33	~~**Vock** Othmar, de Zurich, à Itingen~~		~~signature collective à 2~~
19			**Wirtz** Jean-Pierre, de Reinach (BL), à Risch		signature collective à 2
19			**Wullschleger** Peter, d'Aarburg, à Oberwil (BL)		signature collective à 2
	19		**Zellweger** Rita, de Zurich, à Genève		signature collective à 2
19			**Zilliox** Marie-Jean, de France, à Ornex, F		signature collective à 2
20		33	~~**Frater** Georg, de Greifensee, à Winterthur~~		~~procuration collective à 2~~
20			**Sievert** Claudia, d'Allemagne, à Dübendorf		procuration collective à 2
20		33	~~**Simmons** John, de Grande-Bretagne, à Zurich~~		~~procuration collective à 2~~
23		26	~~**Bonjour** Michel, de Lignières, à La Tour-de-Peilz~~	~~adm.~~	~~signature collective à 2~~
23			**Siggen** Christian, de Chalais, à Saint-Prex		signature collective à 2
25			**Kopf** Martin, de Küttigen, à Founex		signature collective à 2


Canton de Genève

Ref.			Administration, organe de révision et personnes ayant qualité pour signer		
Inscr.	Mod.	Rad.	Nom et Prénoms, Origine, Domicile	Fonctions	Mode Signature
25			**McStea** John Anthony, de Grande-Bretagne, à Hölfstein		signature collective à 2
26			**Fuhrmann** Dietrich, d'Allemagne, à Saint-Sulpice (NE)	adm.	signature collective à 2
28			**Waehren** Matthias, de Seedorf (BE), à Biel-Benken		signature collective à 2
28			**Gautschi** Markus, de Gontenschwil, à Zeiningen		procuration collective à 2
28			**Waeber** Virginie, de Schmitten (FR), à Borex		procuration collective à 2
	29		**Witmer** Jürg, de Langendorf, à Arlesheim	adm. président	signature collective à 2
29			**Kappeler** Peter, de Wattenwil, à Soleure	adm.	signature collective à 2
30			**Andrier** Gilles, de France, à Paris, F	directeur	signature collective à 2
	35		**Pieren** Laurent, d'Adelboden, à Divonne-les-Bains, F		signature collective à 2
35			**Klemm** Gabi, d'Allemagne, à Wetzikon		procuration collective à 2

Réf.	JOURNAL		PUBLICATION FOSC	
	Numéro	**Date**	**Date**	**Page**
0		report		
2	8306	20.08.1993	06.09.1993	4684
4	5370	06.06.1994	21.06.1994	3468
6	8705	16.09.1994	03.10.1994	5457
8	1032	29.01.1997	12.02.1997	953
10	4931	22.05.1997	06.06.1997	3873
12	9653	27.08.1998	03.09.1998	6100
14	2283	23.02.2000	29.02.2000	1390
16	4906	02.05.2000	08.05.2000	3085
18	5817	25.05.2000	31.05.2000	3716
20	12688	20.11.2001	26.11.2001	9284
22	11418	29.10.2002	04.11.2002	6
24	7269	27.06.2003	03.07.2003	9
26	4810	20.04.2004	26.04.2004	6
28	2905	04.03.2005	10.03.2005	7
30	6920	07.06.2005	13.06.2005	7
32	5117	12.04.2006	20.04.2006	8
34	8366	29.06.2006	05.07.2006	10
36	2529	21.02.2007	27.02.2007	8

Réf.	JOURNAL		PUBLICATION FOSC	
	Numéro	**Date**	**Date**	**Page**
1	4945	25.05.1993	14.06.1993	3083
3	3176	23.03.1994	06.04.1994	1834
5	6880	19.07.1994	03.08.1994	4343
7	4094	19.04.1995	01.05.1995	2394
9	4846	20.05.1997	04.06.1997	3801
11	10603	06.10.1997	21.10.1997	7671
13	3541	30.03.1999	07.04.1999	2233
15	4761	26.04.2000	02.05.2000	2932
17	5348	12.05.2000	18.05.2000	3372
19	11939	08.11.2000	15.11.2000	7772
21	4704	03.05.2002	10.05.2002	8
23	1746	10.02.2003	14.02.2003	8
25	1106	26.01.2004	02.02.2004	8
27	7941	05.07.2004	12.07.2004	9
29	5541	06.05.2005	12.05.2005	3
31	8749	14.07.2005	20.07.2005	6
33	7652	14.06.2006	20.06.2006	7
35	1904	07.02.2007	13.02.2007	8

Genève, le 27 février 2007


Copie certifiée conforme
27 FEV. 2007
Le préposé
par délégation



Fin de l'extrait

Seul un extrait certifié conforme, signé et muni du sceau du registre, a une valeur légale.

Annual General Meeting

Current | 2005

Givaudan SA: Invitation to the annual shareholders' meeting 2007

Friday 30 March at 11:00 am in the salle communale de Chêne-Bougeries, 1 route du Vallon, 1224 Chêne-Bougeries (Geneva). Doors open at 10:00 am.

Agenda and proposals

1. *Approval of the annual report, the annual financial statements and the consolidated financial statements 2006.*

Proposal of the board of directors : approval of the annual report, the annual financial statements and the consolidated financial statements 2006.

2. *Release of the board of directors*

Proposal of the board of directors: to release its members.

3. *Decision regarding the appropriation of available earnings*

Net profit for the year 2006	CHF	260,495,247
Balance brought forward from previous year	CHF	188,390,845
Total available earnings	CHF	448,886,092

Proposal of the board of directors:

Distribution of an ordinary dividend of CHF 18.80 gross per share	CHF	135,964,608
Transfer to free reserve	CHF	200,000,000
Total appropriation of available earnings	CHF	335,964,608
Balance to be carried forward	CHF	112,921,484

4. *Conditional capital increase*

Proposal of the board of directors:

(a) To increase the conditional share capital by CHF 1,321,600 from CHF 9,678,400 to CHF 11,000,000 in nominal value;

(b) To replace Art. 3b para. 1 of the articles of incorporation of the company, which reads as follows :

1. "The share capital of the corporation can be increased by a maximum aggregate amount of CHF 9,678,400 through the issuance of a maximum of 967,840 registered shares with a par value of CHF 10 per share, which shall be fully paid-in.

a) up to an amount of CHF 9,000,000 through the exercise of option or conversion rights granted in connection with bond issues of the corporation or of affiliates of the corporation ;

b) up to an amount of CHF 678,400 through the exercise of option rights granted to the employees of the corporation or of affiliates of the corporation and/or the members of the board of directors."

Share Price

GIVN: 1082.00 (4.00)
Updated 06/03/2007 14:47 CET

Financial Results

OVERVIEW
EARNING RELEASES
FULL & HALF YEAR REPORTS

Investor Information

INVESTOR NEWS
CALENDAR
PRESENTATIONS

Shareholder Services

ANNUAL GENERAL MEETING
SHARE REGISTER
SHARE PRICE TOOLS
DIVIDEND
ANALYST COVERAGE
SHARE BUYBACK

Corporate Governance

STRUCTURE AND SHAREHOLDERS
SHARE CAPITAL
LEADERSHIP
AUDIT
POLICIES

by the following new Art. 3b para. 1:

1. "The share capital of the corporation can be increased by a maximum aggregate amount of CHF 11,000,000 through the issuance of a maximum of 1,100,000 registered shares with a par value of CHF 10 per share, which shall be fully paid-in,

a) up to an amount of CHF 9,000,000 through the exercise of option or conversion rights granted in connection with bond issues of the corporation or of affiliates of the corporation ;

b) up to an amount of CHF 2,000,000 through the exercise of option rights granted to the employees of the corporation or of affiliates of the corporation and/or the members of the board of directors."

Art. 3b, para. 2-4 remain unchanged.

5. *Election of members of the board of directors*

Proposal of the board of directors: to re-elect Messrs Dietrich Fuhrmann and Peter Kappeler for a term of three years in accordance with the articles of incorporation. Elections are individual.

6. *Election of the statutory auditors and group auditors*

Proposal of the board of directors: to re-elect PricewaterhouseCoopers SA as the statutory auditors and group auditors for the financial year 2007.

Documentation

Enclosed with the invitation sent to shareholders are a registration form and an instruction form which shareholders may complete and return by mail to the following address : S A G SIS Aktienregister AG, Givaudan SA, Postfach, CH-4609 Olten.

The 2006 business report, which is comprised of the annual report, the annual financial statements and the consolidated financial statements, as well as the reports of the statutory auditors and group auditors, are available to shareholders at the company's headquarters. The business report is also available here.

Participation and voting rights

Shareholders registered with voting rights in the share register as of 15 March 2007, will be authorised to participate and to vote at the annual shareholders' meeting. They will receive their entrance card and voting material upon returning the registration form or by contacting the company's share register at the address indicated above.

From 15 March to 31 March 2007, no entries will be made in the share register which would create a right to vote at the shareholders meeting. Shareholders who sell part or all of their shares before the shareholders meeting are no longer entitled to vote to that extent. They are requested to return or to exchange their admission card and voting material.

Representation

Shareholders who do not intend to participate in the annual shareholders' meeting personally may be represented by their bank or their financial advisor as depository representative, by another shareholder or by an independent representative, or also by our company.

Mr Manuel Isler, advocate, c/o B.M.G. Avocats, Avenue de Champel 8c, Case postale 385, 1211 Genève 12, acts as independent representative according to Art. 689c of Swiss code of obligations. The completed and signed power of attorney should be submitted to the share register. Unless otherwise instructed, the independent representative granted the power of attorney will vote in favour of proposals made by the board of directors.

In the event that you choose to give our company a power of attorney, this should also be done by returning the completed and signed power of attorney to the attention of the share

register. In this case, the voting right will be exercised in favour of the proposals made by the board of directors. Powers of attorney which contain instructions to the contrary will be turned over to the independent representative.
Shareholders who wish to be represented by another shareholder or by a depository representative should send the completed and signed power of attorney directly to the address of their designated representative.

Vernier, 6 March 2007

Givaudan SA
For the board of directors :

The Chairman
Dr Juerg Witmer

Current | 2005